Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

January 13, 2023

Re: SatixFy Communications Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed December 16, 2022

File No. 333-268510

Attention: Evan Ewing, Jay Ingram

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”, or the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on December 16, 2022 (the “Registration Statement”) contained in the Staff’s letter dated January 5, 2023 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting it together with this response letter (“Amendment No. 2”).

Set forth below are the Company’s responses to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the revised Registration Statement.

Registration Statement on Form F-1

Aggregate Compensation of Directors and Executive Officers, page 133

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

•	Response: The Company respectfully acknowledges the Staff’s comment and has revised page 134 of Amendment No. 2.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yoav Leibovitch, Chairman of the Board of Directors
Oren Harari, Interim Chief Financial Officer

Brian Wolfe

Davis Polk & Wardwell LLP

Tomer Fromovich

Ziv Haft Certified Public Accountants (Isr.), a member firm of BDO International Limited